Putnam Investments

100 Federal Street

Boston, MA 02110

April 20, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Timothy Worthington, Esq.

Re:	Comments on Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2022 (the “Preliminary Proxy Statement”), of Putnam Asset Allocation Funds (Investment Company Act File No. 811-07121), on behalf of its Putnam Dynamic Asset Allocation Balanced Fund, Putnam Dynamic Asset Allocation Conservative Fund, Putnam Dynamic Asset Allocation Growth Fund, and Putnam Income Strategies Portfolio series; Putnam California Tax Exempt Income Fund (Investment Company Act File No. 811-03630); Putnam Convertible Securities Fund (Investment Company Act File No. 811-02280); Putnam Diversified Income Trust (Investment Company Act File No. 811-05635); Putnam Focused International Equity Fund (Investment Company Act File No. 811-01403); Putnam Funds Trust (Investment Company Act File No. 811-07513), on behalf of its Putnam Dynamic Asset Allocation Equity Fund, Putnam Dynamic Risk Allocation Fund, Putnam Emerging Markets Equity Fund, Putnam Fixed Income Absolute Return Fund, Putnam Floating Rate Income Fund, Putnam Focused Equity Fund, Putnam Global Technology Fund, Putnam Intermediate-Term Municipal Income Fund, Putnam International Value Fund, Putnam Mortgage Opportunities Fund, Putnam Multi-Asset Absolute Return Fund, Putnam Multi-Cap Core Fund, Putnam Short Duration Bond Fund, Putnam Short Term Investment Fund, Putnam Short-Term Municipal Income Fund, Putnam Small Cap Growth Fund, and Putnam Ultra Short Duration Income Fund series; George Putnam Balanced Fund (Investment Company Act File No. 811-00058); Putnam Global Health Care Fund (Investment Company Act File No. 811-03386); Putnam Global Income Trust (Investment Company Act File No. 811-04524); Putnam High Yield Fund (Investment Company Act File No. 811-04616); Putnam Income Fund (Investment Company Act File No. 811-00653); Putnam International Equity Fund (Investment Company Act File No. 811-06190); Putnam Investment Funds (Investment Company Act File No. 811-07237), on behalf of its Putnam Government Money Market Fund, Putnam Growth Opportunities Fund, Putnam International Capital Opportunities Fund, Putnam PanAgora Risk Parity Fund, Putnam Research Fund, Putnam Small Cap Value Fund, and Putnam Sustainable Future Fund series; Putnam Large Cap Value Fund (Investment Company Act File No. 811-02742); Putnam Massachusetts Tax Exempt Income Fund (Investment Company Act File No. 811-04518); Putnam Minnesota Tax Exempt Income Fund (Investment Company Act File No. 811-04527); Putnam Money Market Fund (Investment Company Act File No. 811-02608); Putnam Mortgage Securities Fund (Investment Company Act File No. 811-03897); Putnam New Jersey Tax Exempt Income Fund (Investment Company Act File No. 811-05977); Putnam New York Tax Exempt Income Fund (Investment Company Act File No. 811-03741); Putnam Ohio Tax Exempt Income Fund (Investment Company Act File No. 811-

04528); Putnam Pennsylvania Tax Exempt Income Fund (Investment Company Act File No. 811-05802); Putnam Sustainable Leaders Fund (Investment Company Act File No. 811-06128); Putnam Target Date Funds (Investment Company Act File No. 811-21598), on behalf of its Putnam Retirement Advantage 2025 Fund, Putnam Retirement Advantage 2030 Fund, Putnam Retirement Advantage 2035 Fund, Putnam Retirement Advantage 2040 Fund, Putnam Retirement Advantage 2045 Fund, Putnam Retirement Advantage 2050 Fund, Putnam Retirement Advantage 2055 Fund, Putnam Retirement Advantage 2060 Fund, Putnam Retirement Advantage 2065 Fund series, and Putnam Retirement Advantage Maturity Fund, Putnam RetirementReady 2025 Fund, Putnam RetirementReady 2030 Fund, Putnam RetirementReady 2035 Fund, Putnam RetirementReady 2040 Fund, Putnam RetirementReady 2045 Fund, Putnam RetirementReady 2050 Fund, Putnam RetirementReady 2055 Fund, Putnam RetirementReady 2060 Fund, Putnam RetirementReady 2065 Fund series, and Putnam RetirementReady Maturity Fund series; Putnam Tax Exempt Income Fund (Investment Company Act File No. 811-02675); Putnam Tax-Free Income Trust (Investment Company Act File No. 811-04345), on behalf of its Putnam Strategic Intermediate Municipal Fund and Putnam Tax-Free High Yield Fund series; and Putnam Variable Trust (Investment Company Act File No. 811-05346), on behalf of its Putnam VT Diversified Income Fund, Putnam VT Emerging Markets Equity Fund, Putnam VT Focused International Equity Fund, Putnam VT George Putnam Balanced Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Global Health Care Fund, Putnam VT Government Money Market Fund, Putnam VT Growth Opportunities Fund, Putnam VT High Yield Fund, Putnam VT Income Fund, Putnam VT International Equity Fund, Putnam VT International Value Fund, Putnam VT Large Cap Value Fund, Putnam VT Mortgage Securities Fund, Putnam VT Multi-Asset Absolute Return Fund, Putnam VT Multi-Cap Core Fund, Putnam VT Research Fund, Putnam VT Small Cap Growth Fund, Putnam VT Small Cap Value Fund, Putnam VT Sustainable Future Fund, and Putnam VT Sustainable Leaders Fund series (collectively, the “Registrants” or the “Funds”)

Dear Mr. Worthington:

This letter responds to the comments that you provided by videoconference to Venice Monagan and Amanda Block of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Registrants, and James Forbes and Elizabeth Madsen of Ropes & Gray LLP, counsel to the Registrants, on behalf of the staff of the Commission (the “Commission Staff”) on April 11, 2022 regarding the Preliminary Proxy Statement. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrants’ response. These responses will be reflected in the definitive version of the Funds’ proxy statement on Schedule 14A expected to be filed with the Commission on or about April 20, 2022 (the “Definitive Proxy Statement”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the Preliminary Proxy Statement, as indicated.

1.	Comment: Please remove the reference to “closed-end funds” from the graphic that appears on the cover pages of the Preliminary Proxy Statement.
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Response: The Registrants confirm that the reference to “closed-end funds” has been deleted.

2.	Comment: The Commission Staff requests that, for future filings of preliminary proxy statements on Schedule 14A, the Registrants disclose that the preliminary proxy statement and any included proxy cards are “preliminary.”

Response: The Registrants confirm that they will include the requested disclosure in future filings of preliminary proxy statements on Schedule 14A.

3.	Comment: On page 10, the discussion under the heading “Current Independent Trustees Not Nominated for Re-Election” states, “If any nominee is unavailable for election at the time of the special meeting, which is not anticipated, the Trustees may vote for other nominees at their discretion, or the Trustees may fix the number of Trustees at fewer than 11 for your fund” (emphasis added). The Commission Staff requests that, for consistency with Rule 14a-4(c)(5), this sentence be revised to state, “If any nominee is unable to serve or for good cause will not serve at the time of the special meeting, which is not anticipated, the Trustees may vote for other nominees at their discretion, or the Trustees may fix the number of Trustees at fewer than 11 for your fund” (emphasis added).

Response: The Registrants confirm that the requested revision has been made.

4.	Comment: On page 17, under the heading “What is the voting requirement for electing Trustees?”, please revise the disclosure to more clearly explain the voting requirements with respect to the election of trustees. The Commission Staff assumes that the current disclosure describes a plurality vote.

Response: The Registrants have revised the relevant discussion as follows (new language denoted by underline and deleted language denoted by strike-through):

“If a quorum for your trust is present at the special meeting, ~~the 11 nominees for election as Trustees who receive the greatest number of votes cast at the meeting will be elected as Trustees of your trust.~~ all nominees receiving votes cast will be elected as Trustees of your trust. Under a plurality vote, the candidates who receive the highest number of votes will be elected, even if they receive approval from less than a majority of the votes cast. Because the nominees are running unopposed, all eleven nominees are expected to be elected as Trustees, as all nominees who receive votes in favor will be elected, and votes not cast or votes withheld will have no effect on the election outcome.”

5.	Comment: The Commission Staff notes that, as described under the heading “Location” in the section “Further Information About Voting and the Special Meeting” on page 24, the Trustees of the Funds may choose to conduct the shareholder meeting solely by means of remote communications or may hold a “hybrid” meeting where some participants attend in person and others attend by means of remote communications. Please confirm that the shareholder meeting will comply with the Commission Staff’s guidance for conducting virtual or hybrid shareholder meetings (as described in the announcement available at
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https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs).

Response: The Registrants confirm that, to the extent applicable, the shareholder meeting will comply with the Commission Staff’s guidance for conducting virtual or hybrid shareholder meetings referenced in the Commission Staff’s comment.

6.	Comment: The discussion under the heading “Meeting Quorum and Methods of Tabulation” in the section “Further Information About Voting and the Special Meeting” on page 24 includes a statement that “Because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote on any proposal other than Proposal 1, any shares owned beneficially by their customers, there are unlikely to be any “broker non-votes” at the meeting.” Please confirm the accuracy of this statement given that Proposal 1 relates to the election of Trustees.

Response: The Registrants have revised the relevant discussion as follows (new language denoted by underline and deleted language denoted by strike-through):

“With respect to Proposal 1, neither abstentions nor broker non-votes have an effect on the outcome of the proposal. With respect to ~~each other proposal~~Proposals 2 and 3, abstentions and broker non-votes have the effect of a ~~negative~~ vote ~~on~~ against the proposal. ~~Because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote on any proposal other than Proposal 1, any shares owned beneficially by their customers, there are unlikely to be any “broker non-votes” at the meeting. Broker non-votes would otherwise have the same effect as abstentions (that is, they would be treated as being present and entitled to vote on the matter for purposes of determining the presence of a quorum, and as if they were votes against the proposal).~~ Broker non-votes may result in Proposals 2 or 3 not being approved, even though the votes cast in favor would have been sufficient to approve the proposal if some or all of the broker non-votes had been withheld.”

7.	Comment: In the discussion under the heading “Voting process” in the section “Information for funds that are series of Putnam Variable Trust” on page 26, please disclose that each Insurance Company will proportionately vote shares that it or its affiliates own in their own name.

Response: The Registrants have revised the relevant discussion as follows (new language denoted by underline and deleted language denoted by strike-through):

With respect to funds that are series of Putnam Variable Trust only, as of the Record Date, certain insurance companies (each an “Insurance Company”) were shareholders of record of ~~each~~ funds that ~~is a~~ are series of Putnam Variable Trust. Each Insurance Company will vote shares of the fund or funds held by it in accordance with voting instructions received from variable annuity contract and variable life insurance policy owners (collectively, the “Contract Owners”) for

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whose accounts the shares are held. Accordingly, with respect to funds that are series of Putnam Variable Trust, this proxy statement is also intended to be used by each Insurance Company in obtaining these voting instructions from Contract Owners. In the event that a Contract Owner gives no instructions, the relevant Insurance Company will vote the shares of the ~~appropriate~~ fund attributable to the Contract Owner in the same proportion as shares of that fund for which it has received instructions. Similarly, in the event that an Insurance Company or its affiliates own fund shares for their own accounts, the Insurance Company will vote those shares in the same proportion as shares of that fund for which it has received instructions. One effect of this system of proportional voting is that, if only a small number of Contract Owners provide voting instructions, this small number of Contract Owners may determine the outcome of a vote for a fund.

8.	Comment: The Commission Staff notes that only one proxy card was filed with the Preliminary Proxy Statement. Please confirm that all relevant proxy cards will be filed with the Definitive Proxy Statement.

Response: The Registrants confirm that all relevant proxy cards will be filed with the Definitive Proxy Statement.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Preliminary Proxy Statement or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

/s/ Venice Monagan

Venice Monagan

Senior Counsel

Putnam Management

cc: Amanda Block, Putnam Management

James E. Thomas, Ropes & Gray LLP

James M. Forbes, Ropes & Gray LLP

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